Exhibit 21.1

State/Country	Subsidiary and address

Delaware	CyOptics China, Inc. 9999 Hamilton Blvd. Breinigsville, PA 18031

Delaware	CyOptics International Holding Co. 9999 Hamilton Blvd. Breinigsville, PA 18031

Delaware	CyOptics International Holding LLC 9999 Hamilton Blvd. Breinigsville, PA 18031

Delaware	CyOptics Taiwan, Inc. 9999 Hamilton Blvd. Breinigsville, PA 18031

Mexico	CyOptics de Mexico, S. de R.L. de C.V. Oriente 2 # 40 Ciudad Industrial Matamoros, Tam. Mexico 87494